Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "PITTMOSS LLC", FILED IN THIS OFFICE ON THE SIXTH DAY OF JANUARY, A.D. 2015, AT 12:06 O'CLOCK P.M.

SECRETARY OF STATE · DELAWARE · 1776 · 1970

Jeffrey W. Bullock, Secretary of State

5669142 8100

150012723

AUTHENTICATION: 2012871

DATE: 01-06-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:13 PM 01/06/2015
FILED 12:06 PM 01/06/2015
SRV 150012723 - 5669142 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is PittMoss LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 6 day of January, 2015.

By: Mont Handley
Authorized Person (s)

Name: Mont A. Handley